Exhibit 99.3

Farmmi Closes $7.4 Million Underwritten Public Offering

of Ordinary Shares

LISHUI, China, March 24, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced the closing of an underwritten public offering of 6,469,467 ordinary shares of the Company, at a price to the public of $1.15 per share. In addition, the Company has granted the underwriter an option to purchase an additional 15 percent of the ordinary shares offered in the public offering solely to cover over-allotments, if any, exercisable for 25 days, after the closing of this offering, which would bring total gross proceeds to approximately $8.6 million. The Company intends to use the net proceeds from this offering for general corporate and working capital needs.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

The ordinary shares described above were offered by Farmmi, Inc. pursuant to an effective shelf registration statement on Form F-3 (No. 333-254036) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on March 16, 2021. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering were filed with the SEC and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms and other edible fungi. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com